Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

02 APR -9 AM 9:4

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02028335

SUPPL

Murten, 26.03.2002

Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release, letter to shareholders as well as annual report 2001 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

dw 4/23

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

A satisfactory close to a challenging year for Saia-Burgess

EBITA maintained – Active use of economic downturn – Confident for 2002

The long-term growth strategy of the internationally active Saia-Burgess Group, proved itself in an extremely difficult world economic environment: in the 2001 financial year sales increased by 19.8 percent to CHF 458.6 million, thanks to acquisitions and internal growth, and EBITA (earnings before interest, taxes and amortisation) was maintained at the previous year's level, despite pressure on margins. The Board of Directors proposes to the Annual General Meeting – on current trading performance – an unchanged dividend of CHF 10 per registered share. Despite economic uncertainties, Saia-Burgess is cautiously optimistic for the current year.

Growth influenced by difficult environment

Weakening economies in the USA and Europe affected sales and income. Whereas in Europe automotive production stayed at a good level, the industrial sector suffered decline in the area of domestic appliances and in the building industry dependent HEVAC segment (heating, ventilation, air conditioning). In North America, automotive production was well below the previous year's level and the general industry was in recession. The 19.8 percent increase in consolidated Group sales to CHF 458.6 million (previous year: CHF 382.7 million) was mainly due to the acquisitions at the end of 2000 and beginning of 2001 of the LTD and Ledex & Dormeyer companies. After adjustments for acquisition and currency factors, sales rose by 2.0 percent. EBITA (earnings before interest, taxes and amortisation) was maintained at CHF 40.1 million (CHF 39.9 million); as a percentage, EBITA margin fell to 8.7 percent (10.4 percent). One-off costs for restructuring measures amounting to CHF 2.2 million are included in EBITA. As a consequence of goodwill amortisation and increased financing costs for the acquisitions in Germany and the USA amounting to CHF 9.3 million (net of tax), net income amounted to CHF 18.6 million (CHF 26.7 million).

Variable development within the Divisions

The variable economic situation found in the different industry sectors is reflected in divisional results. The Automotive Division, which is predominantly active in Europe, saw sales increase by 6.5 percent to CHF 205.4 million (CHF 192.9 million) and EBITA increase by 8.3 percent to CHF 16.0 million (CHF 14.8 million). The Industry Division increased 2001 sales by 43.4 percent to CHF 208.2 million (CHF 145.2 million). After adjustments for acquisition and currency factors, sales amounted to CHF 134.6 million representing a 7.3 percent reduction compared with the previous year. EBITA was CHF 16.7 million (CHF 20.6 million) and was 18.9 percent below the previous year. The Controls Division was restructured in 2001. It concentrates on the development, assembly and marketing of programmable controllers for European customers. After adjustments for the integration at the beginning of 2001 of electronic production and electronic timer and counter products in the Industry Division, the Controls Division increased sales by 0.9 percent to CHF 45.0 million (CHF 44.6 million). EBITA totalled CHF 3.6 million, which was 12.2 percent below the previous year's value (CHF 4.1 million).

Active use made of economic downturn

Saia-Burgess used 2001 – a difficult year – to equip itself in the best possible way for the future. This involved substantially reinforcing the cost reduction measures already implemented throughout previous years. At all levels and in all areas there has been a rigorous review of cost structures. Labour-intensive manual production was transferred progressively to our production locations in Hungary, Tunisia and Mexico. In view of the difficult economic environment, investment in tangible fixed assets was mainly used for customer projects. Research and development was accelerated and in 2001 expenditure amounted to CHF 26.7 million (CHF 19.5 million), representing 5.8 percent of sales (5.1 percent). All Divisions developed innovative new products in 2001. LTD and Ledex & Dormeyer, the two companies acquired at the end of 2000 and beginning of 2001, were successfully incorporated within the Group during the 2001 financial year. In North America, this will drive forward both the automotive and industry businesses. The Industry Division will be able to exploit an expanded geographical presence, wider product range and stronger position among customers.

Confident for 2002

Although Saia-Burgess does not expect any marked improvement in the economic environment during the first half of 2002, Group Management is confident that the Group can benefit from the next economic upturn; new products, improved processes, rationalized production, a sound customer-base and committed staff provide the basis for this. The positive order intake for the first two months gives an initial indication that at least some areas of the markets are showing a return to growth.

A few changes in Group Management have been planned in order to guarantee the greatest degree of continuity. On January 1, 2002 Gerhard Reidinger and Hans Schreiber, both of whom have worked for the company for more than 30 years, took on duties within Group Management on a part-time basis. Gerhard Reidinger is responsible for Group Marketing and Hans Schreiber for the Asian markets. On reaching the age limit, they will retire at the end of 2002, still remaining available to Saia-Burgess in the coming year on an advisory basis for special tasks. On April 1, 2002 Jürgen Lauber, who joined Saia-Burgess in 1999 and whose most recent post was as Deputy Director of the Controls Division, will take over management of this Division. Hans Ryser, who is managing the Division up until this time, will leave the company at the end of 2002 to devote himself to other interests outside the Group, after more than twenty years working for Saia-Burgess. Up until his departure, he will be in charge of special projects within Group Management.

Murten, March 26, 2002

Further information

Daniel Hirschi, CEO, d.hirschi@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2001 financial year, Saia-Burgess, which is quoted on the SWX, employed 2'898 staff and achieved sales of CHF 458.6 million.

Agenda

23.04.02	Sales announcement, 1st quarter 2002
23.05.02	Annual General Meeting in Murten
13.06.02	Media/Analysts Day in Murten
06.08.02	Interim Report, 2002
22.10.02	Sales announcement, 3rd quarter 2002

Key figures

CHF million	2001	2000	+/- (%)
Sales	**458.6**	**382.7**	**+19.8**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**62.0**	**57.9**	**+7.0**
as % of sales	13.5	15.1	
Earnings before interest, taxes and amortisation (EBITA)	**40.1**	**39.9**	**+0.6**
as % of sales	8.7	10.4	
Earnings before interest and taxes (EBIT)	**35.1**	**39.2**	**-10.4**
as % of sales	7.7	10.2	
Net income	**18.6**	**26.7**	**-30.2**
as % of sales	4.1	7.0	
Balance sheet total 31.12.	**375.6**	**262.5**	
Equity 31.12.	**119.7**	**108.3**	
Self-financing level as %	31.9	41.3	
Average number of employees	**2'898**	**2'457**	**+17.9**
Number of registered shares at 31.12. (CHF 50 face value)	**610'750**	**610'000**	
Earnings per share in CHF	30.55	43.72	
Earnings per share diluted in CHF	30.49	43.31	
Equity per share in CHF	196.30	177.60	
Dividend per share in CHF	10.00[1]	10.00	
Payout ratio as %	32.7	22.9	

[1] Proposal to Annual General Meeting on 23.5.02

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, March 26, 2002

A satisfactory close to a challenging year

Dear Shareholder,

We are pleased to enclose our **2001 Annual Report**. Our long-term growth strategy proved itself in an extremely difficult world economic environment: in the 2001 financial year sales increased by 19.8 percent to CHF 458.6 million, thanks to acquisitions and internal growth, and earnings before interest, taxes and amortisation (EBITA) were maintained at the previous year's level, despite pressure on margins.

Growth influenced by difficult environment
Weakening economies in the USA and Europe affected sales and income. Whereas in Europe automotive production stayed at a good level, the industrial sector suffered decline in the area of domestic appliances and in the building industry dependent HEVAC segment (heating, ventilation, air conditioning). In North America, automotive production was well below the previous year's level and the general industry was in recession. The 19.8 percent increase in consolidated Group sales to CHF 458.6 million (previous year: CHF 382.7 million) was mainly due to the acquisitions at the end of 2000 and beginning of 2001 of LTD and the Ledex & Dormeyer companies. After adjustments for acquisition and currency factors, sales rose by 2.0 percent. EBITA (earnings before interest, taxes and amortisation) was maintained at CHF 40.1 million (CHF 39.9 million); as a percentage, EBITA margin fell to 8.7 percent (10.4 percent). One-off costs for restructuring measures amounting to CHF 2.2 million are included in EBITA. As a consequence of goodwill amortisation and increased financing costs for the acquisitions in Germany and the USA amounting to CHF 9.3 million (net of tax), net income amounted to CHF 18.6 million (CHF 26.7 million).

Variable development within the Divisions
The variable economic situation found in the different industry sectors is reflected in divisional results. The Automotive Division, which is predominantly active in Europe, saw sales increase by 6.5 percent to CHF 205.4 million (CHF 192.9 million) and EBITA increase by 8.3 percent to CHF 16.0 million (CHF 14.8 million). The Industry Division increased 2001 sales by 43.4 percent to CHF 208.2 million (CHF 145.2 million). After adjustments for acquisition and currency factors, sales amounted to CHF 134.6 million representing a 7.3 percent reduction compared with the previous year. EBITA was CHF 16.7 million (CHF 20.6 million) and was 18.9 percent below the previous year.

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

The Controls Division was restructured in 2001. It concentrates on the development, assembly and marketing of programmable controllers for European customers. After adjustments for the integration at the beginning of 2001 of electronic production and electronic timer and counter products in the Industry Division, the Controls Division increased sales by 0.9 percent to CHF 45.0 million (CHF 44.6 million). EBITA totalled CHF 3.6 million, which was 12.2 percent below the previous year's value (CHF 4.1 million).

Active use made of economic downturn
We used 2001 – a difficult year – to equip ourselves in the best possible way for the future. This involved substantially reinforcing the cost reduction measures already implemented throughout previous years. At all levels and in all areas there has been a rigorous review of cost structures. Labour-intensive manual production was transferred progressively to our production locations in Hungary, Tunisia and Mexico. In view of the difficult economic environment, investment in tangible fixed assets was mainly used for customer projects. Research and development was accelerated and in 2001 expenditure amounted to CHF 26.7 million (CHF 19.5 million), representing 5.8 percent of sales (5.1 percent). All Divisions developed innovative new products in 2001. LTD and Ledex & Dormeyer, the two companies acquired at the end of 2000 and beginning of 2001, were successfully incorporated within the Group during the 2001 financial year. In North America, this will drive forward both the automotive and industry businesses. The Industry Division will be able to exploit an expanded geographical presence, wider product range and stronger position among customers.

Unchanged dividend
On May 23, 2002, the Board of Directors will propose to the Annual General Meeting – on the basis of current trading performance – an unchanged dividend of CHF 10 per registered share.

Changes within Group Management
A few changes in Group Management have been planned in order to guarantee the greatest degree of continuity. On January 1, 2002 Gerhard Reidinger and Hans Schreiber, both of whom have worked for the company for more than 30 years, took on duties within Group Management on a part-time basis. Gerhard Reidinger is responsible for Group Marketing and Hans Schreiber for the Asian markets. On reaching the age limit, they will retire at the end of 2002, still remaining available to Saia-Burgess in the coming year on an advisory basis for special tasks.
On April 1, 2002 Jürgen Lauber, who joined Saia-Burgess in 1999 and whose most recent post was as Deputy Director of the Controls Division, will take over management of this Division. Hans Ryser, who is managing the Division up until this time, will leave the company at the end of 2002 to devote himself to other interests outside the Group, after more than twenty years working for Saia-Burgess. Up until his departure, he will be in charge of special projects within Group Management.

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Confident for 2002

Although we do not expect any marked improvement in the economic environment during the first half of 2002, we are confident that the Group can benefit from the next economic upturn; new products, improved processes, rationalized production, a sound customer-base and committed staff provide the basis for this. The positive order intake for the first two months gives an initial indication that at least some areas of the markets are showing a return to growth.

We thank you very much for your confidence in Saia-Burgess.

Please also visit us on our home page under www.saia-burgess.com where you will find updated information about our Group.

With best regards,

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer

Agenda

23.04.02	Sales announcement, 1st quarter 2002
23.05.02	Annual General Meeting in Murten
06.08.02	Interim Report, 2002
22.10.02	Sales announcement, 3rd quarter 2002

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